Himalaya Shipping Ltd. (HSHP) – Increase in share capital

Hamilton, Bermuda, December 9, 2025

In connection with exercise of share options, Himalaya Shipping Ltd. (“Himalaya” or “the Company”) has issued 100,000 common shares on December 8, 2025. Following the share issuance, the Company has an issued share capital of US$46,650,000 divided into 46,650,000 common shares of par value US$1.00 each.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.